Christopher J. Bellini

Direct Phone: 612-260-9029

Direct Fax: 612-260-9091

cbellini@cozen.com

August 24, 2021

VIA EDGAR

Ms. Stacie Gorman

Ms. Brigitte Lippmann

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Talon 1 Acquisition Corp
Response to the Staff’s Comments on Draft Registration Statement on Form S-1
Submitted July 23, 2021
CIK No. 0001860482

Dear Ms. Gorman and Ms. Lippmann,

On behalf of our client, Talon 1 Acquisition Corp., a Cayman Islands exempted company and incorporated with limited liability (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated August 17, 2021 regarding the Company’s draft registration statement on Form S-1 submitted confidentially via EDGAR to the Commission on July 23, 2021 (the “Registration Statement”).

The Staff’s comment is repeated below in bold and is followed by the Company’s response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Capitalization, page 83

1.

We note that you are offering 20,000,000 Class A shares as part of your initial public offering of units, but only show 18,027,569 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 20,000,000 Class A shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that if the Company is unable to consummate an initial business combination within 24 months from the closing of its initial public offering, under the Company’s amended and restated memorandum and articles of association, the Company is required to cease all operations except for the purpose of winding up, redeem all of its 20,000,000 Public Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest less franchise and income taxes payable and less up to $100,000 of such net interest to pay dissolution expenses, divided by the number of then outstanding Public Shares, and as promptly as reasonably possible following such redemptions, subject to the approval of our remaining shareholders and the Company’s board of directors, dissolve and liquidate.

In accordance with the accounting guidance provided in ASC 480, ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. Accordingly, all of the 20,000,000 Class A shares would only be redeemable upon a liquidation event.

In contrast, upon the consummation of the Company’s initial business combination, Public Shareholders may redeem their Public Shares for cash equal to the aggregate amount then on deposit in the trust account, including interest less franchise and income taxes payable, divided by the number of then outstanding Public Shares, subject to the limitation that no redemptions will take place to the extent such requested redemptions would cause the Company’s net tangible assets to be less than $5,000,001. In accordance with the guidance of ASC 480, the amount of shares that can be redeemed at the option of the holder is classified outside of the permanent equity. Accordingly, in accordance with the Company’s amended and restated memorandum and articles of association, the Company will proceed with an initial business combination only in the event that the number of public shareholders who exercise their redemption rights does not cause stockholders’ equity to fall below $5,000,001.

The 18,027,569 Class A shares at May 3, 2021 represents the number of Public Shares that may be redeemed in connection with a business combination without causing the Company’s stockholders’ equity to fall below $5,000,001 as of such date. Any potential share redemptions in excess of this amount would not be approved by the Company and the initial business combination would fail.

The accounting for the Company’s issuance of public common shares follows the guidance prescribed in ASC 480 “Distinguishing Liabilities from Equity” and Rule 5-02(27) of Regulation S-X. Rule 5-02(27) requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all equity securities, do not result in a security being classified outside of permanent equity.

The Guidance we principally rely upon is the following sections of ASC 480-10-S99:

14. If an equity instrument subject to ASR 268 is currently redeemable (for example, at the option of the holder), it should be adjusted to its maximum redemption amount at the balance sheet date. If the maximum redemption amount is contingent on an index or other similar variable (for example, the fair value of the equity instrument at the redemption date or a measure based on historical EBITDA), the amount presented in temporary equity should be calculated based on the conditions that exist as of the balance sheet date…

15. If it is probable that the equity instrument will become redeemable (for example, when the redemption depends solely on the passage of time), the SEC staff will not object to either of the following measurement methods provided the method is applied consistently:

b. Recognize changes in the redemption value (for example, fair value) immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the instrument.

18. If classification of an equity instrument as temporary equity is no longer required (if, for example, a redemption feature lapses, or there is a modification of the terms of the instrument), the existing carrying amount of the equity instrument should be reclassified to permanent equity at the date of the event that caused the reclassification. Prior financial statements are not adjusted. Additionally, the SEC staff believes that it would be inappropriate to reverse any adjustments previously recorded to the carrying amount of the equity instrument (pursuant to paragraphs 14–16) in conjunction with such reclassifications.

The Company believes that such Guidance applies to special purpose acquisition companies and to the facts and circumstances relevant to the Company, as the Company is precluded from redeeming Public Shares in connection with a business combination if redeeming all of the Public Shares for which redemption has been requested would cause the Company to fall below the requirement that we maintain at least $5,000,001 of minimum net tangible assets in a business combination. Accordingly, the Company has determined that adjusting Public Shares to the maximum number of shares redeemable at each balance sheet date is most consistent with the above Guidance.

Accordingly, only that number of Public Shares which, if redeemed for a pro rata portion of the trust account, would not cause Company to have net tangible assets of less than $5,000,001 will be classified outside of permanent equity as these shares and their related obligation represent the extent these Public Shares can be redeemed and the business continue in existence.

*                         *                        *

If you have any questions regarding this response, please contact Christopher J. Bellini by telephone at 612-260-9029 or via e-mail at cbellini@cozen.com or Martin T. Schrier by telephone at 305-704-5954 or via e-mail at mschrier@cozen.com.

Very truly yours,

Christopher J. Bellini

cc:

Edward J. Wegel, Chief Executive Officer and Chairman, Talon 1 Acquisition Corp.

Ryan Goepel, Chief Financial Officer, Talon 1 Acquisition Corp.

Jeremy Falk, Chief Operating Officer, Talon 1 Acquisition Corp.

Martin T. Schrier, Member, Cozen O’Connor P.C.

Casey T. Fleck, Partner, Milbank LLP

Brett D. Nadritch, Partner, Milbank LLP